Filed Pursuant to Rule 433

Registration No. 333-229209

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated September 25, 2019

GLADSTONE COMMERCIAL CORPORATION

6.625% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet

September 25, 2019

Issuer:	Gladstone Commercial Corporation

Securities Offered:	6.625% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”)

Number of Shares Offered:	2,400,000 shares

Option to Purchase Additional Shares:	360,000 shares

Trade Date:	September 25, 2019

Settlement and Delivery Date:	October 4, 2019 (T+7)

Public Offering Price:	$25.00 per share, $60,000,000 in aggregate (assuming the underwriters do not exercise their option to purchase additional shares)

Underwriting Discount:	$0.7875 per share, $1,890,000 total (assuming the underwriters do not exercise their option to purchase additional shares)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share, $58,110,000 total (assuming the underwriters do not exercise their option to purchase additional shares)

Maturity:	Perpetual (unless (i) redeemed by the Issuer on or after October 4, 2024, pursuant to the optional redemption right described below, (ii) redeemed by the Issuer at any time pursuant to the special optional redemption right described below, (iii) redeemed by the Issuer at the option of an investor in connection with a Change of Control or Delisting Event (each as defined below) as described below, or (iv) redeemed by the Issuer pursuant to its charter to maintain its status as a real estate investment trust (“REIT”) for federal income tax purposes)

Dividend Rate:	6.625% per annum on the $25.00 liquidation preference (equivalent to $1.65625 per annum per share).

Dividend Payment Date:	Payable monthly in arrears on the last day of each month, beginning on October 31, 2019; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day.

Liquidation Preference:	$25.00 per share

Optional Redemption Rate:	Not redeemable prior to October 4, 2024, except under circumstances intended to maintain the Issuer’s qualification as a REIT for federal income tax purposes, as described below under “Special Optional Redemption” or as otherwise described in the Preliminary Prospectus Supplement. On and after October 4, 2024, the Issuer may, at its option, redeem the shares of Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price).

Special Optional Redemption:	Upon the occurrence of a Change of Control or Delisting Event, the Issuer may, at its option, redeem the shares of Series E Preferred Stock, in whole or in part within 120 days after the first date on which the Change of Control occurred or 120 days after the date of the Delisting Event, as applicable, by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series E Preferred Stock to be redeemed.

Change of Control:

Occurs when, after the original issuance of the Series E Preferred Stock, the following have occurred and are continuing:

•  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities listed on the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (the “NYSE”) or the NYSE American LLC, or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE American LLC.

Delisting Event:	Occurs when, after the original issuance of the Series E Preferred Stock (whether before or after October 4, 2024), both (i) the Series E Preferred Stock is not listed on Nasdaq, the NYSE or the NYSE American LLC or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE American LLC and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, but any Series E Preferred Stock is outstanding.

Redemption at Option of Holders upon a Change of Control or Delisting Event:	If a Change of Control or Delisting Event occurs at any time the Series E Preferred Stock is outstanding, then each holder shall have the right, at such holder’s option, to require the Issuer to redeem for cash any or all of such holder’s shares of Series E Preferred Stock at a redemption price equal to the liquidation preference of $25.00 per share, plus any amount equal to all accrued but unpaid dividends to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price); provided, however, that a holder shall not have any right of redemption with respect to any shares of Series E Preferred Stock being called for redemption pursuant to the Issuer’s optional redemption right, special optional redemption right, or the Issuer’s requirement to redeem in order to maintain the Issuer’s qualification as a REIT.

Proposed Nasdaq Global Select Market Listing Symbol:	GOODN

CUSIP:	376536 702

ISIN:	US3765367020

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated B. Riley FBR, Inc. D.A. Davidson & Co. Janney Montgomery Scott LLC

Co-Managers:	Ladenburg Thalmann & Co. Inc. Wedbush Securities Inc.

The Issuer has filed a registration statement (including a base prospectus dated February 13, 2019) and a preliminary prospectus supplement dated September 25, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Stifel, Nicolaus & Company, Incorporated by calling toll-free 855-300-7136 or writing to syndprospectus@stifel.com, B. Riley FBR, Inc. by writing to prospectuses@brileyfbr.com, D.A. Davidson & Co. by writing to prospectusrequest@dadco.com or calling 1-800-332-5915, or Janney Montgomery Scott LLC by writing to prospectus@janney.com or calling 215-665-4450.